Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "ICEBREAKER, INC.",

FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF FEBRUARY, A.D.

2017, AT 3:41 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6315578 8100

SR# 20170856425

Authentication: 202039435

Date: 02-14-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:41 PM 02/13/2017
FILED 03:41 PM 02/13/2017
SR 20170856425 - File Number 6315578

CERTIFICATE OF INCORPORATION

OF

ICEBREAKER, INC.

FIRST: The name of the corporation is:

ICEBREAKER, INC.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, 19808 County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of common stock which the corporation shall have authority to issue is Two Thousand (2,000), and the par value of each of such shares is $0.01.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Sarita J. Shoulla	c/o Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or

create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3)   subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SEVENTH:

(a)   Limitation of Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended ("Delaware Law"), a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b)   Indemnification. This corporation shall indemnify to the fullest extent permitted by Delaware Law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer, or employee of this corporation, or any predecessor of this corporation, or serves or served at any other enterprises as a director, officer, or employee at the request of this corporation or any predecessor to this corporation.

(c)   Amendments. Neither any amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of this corporation's Certificate of Incorporation inconsistent with this Article SEVENTH shall eliminate or reduce the effect of this Article SEVENTH, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 13th day of February, 2016.

/s/ Sarita J. Shoulla
Sarita J. Shoulla,
Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "ICEBREAKER, INC.",

FILED IN THIS OFFICE ON THE FIFTH DAY OF JANUARY, A.D. 2018, AT

2:05 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6315578 8100
SR# 20180087822

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 201925180
Date: 01-05-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:05 PM 01/05/2018
FILED 02:05 PM 01/05/2018
SR 20180087822 - File Number 6315578

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF ICEBREAKER, INC.

Icebreaker, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify that:

1. The name of the corporation is Icebreaker, Inc., that the date the Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 13, 2017.

2. This Certificate of Amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 228 of the General Corporation Law by the directors and the stockholders of the Corporation. In lieu of a meeting and vote by the stockholders of the Corporation, the amendment certified herein has been duly adopted by written consent of the stockholders of the Corporation holding at least the minimum number of votes required to adopt said amendment, in accordance with the provisions of Section 228 of the General Corporation Law.

3. The Certificate of Incorporation is hereby amended by:

   (i) deleting the first paragraph of Article Fourth and replacing it with the following:

   "**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 2,000,000 shares of common stock, $0.00001 par value per share.

   (ii) Adding a paragraph after the first paragraph of Article Fourth which states:

   "At the time of the filing of this Certificate of Amendment to the Certificate of Incorporation with the Office of the Secretary of State of Delaware (the "Effective Time"), a 1,000-for-1 forward stock split of the issued and outstanding shares of the Common Stock of the Corporation shall become effective, whereby every one (1) share of Common Stock issued and outstanding immediately prior to the Effective Time, automatically, and without any action on the part of the holder thereof, shall be subdivided and reclassified into one thousand (1,000) shares of Common Stock and the par value of the stock shall be proportionally reduced whereby the par value of the Common Stock following Effective Time shall be $0.00001 per share (the "Forward Stock Split"). The Forward Stock Split shall be effected on a stockholder-by-stockholder basis and no fractional shares of Common Stock shall be issued or issuable in connection with the Forward Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Forward Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the board of directors."

DB1/ 95070067.3

4. This Certificate of Incorporation, as amended, is hereby ratified and confirmed in all other respects.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed on behalf of the Corporation on January 5, 2018.

ICEBREAKER, INC.

By: /s/ Kevin Murray
Name: Kevin Murray
Title: Chief Executive Officer